PROSPECTUS                 Pricing Supplement No. 3180
Dated January 10, 1995     Dated August 11, 1998
PROSPECTUS SUPPLEMENT      Rule 424(b)(3)-Registration  Statement
                           No. 333-07469
Dated January 25, 1995

              GENERAL ELECTRIC CAPITAL CORPORATION
               GLOBAL MEDIUM-TERM NOTES, SERIES A
                     (Floating Rate Notes)

Trade Date:  August 11, 1998

Settlement Date (Original Issue Date): August 14, 1998

Maturity Date: August 13, 2038 (subject to earlier redemption or repayment as described under "Additional Terms--Redemption of the Notes" and "Additional Terms--Repayment at Option of Holder", respectively).

Principal Amount (in Specified Currency): US$ 45,000,000

Price to Public (Issue Price):  100%

Agent's Discount or Commission:  1%

Net Proceeds to Issuer (in Specified Currency): US$ 44,550,000

Interest Rate:

   Interest on the Notes is payable semiannually in arrears on each February 13 and August 13, commencing February 13, 1999 (with respect to the period from and including August 14, 1998 to but excluding February 13, 1999) and on the Maturity Date (with respect to the period from and including February 13, 2038 to but excluding August 13, 2038) (each such date, an "Interest Payment Date"). The rate of interest payable on each Note is a variable rate, which shall be based on the Commercial Paper Rate (as defined herein) minus a Spread equal to 30 basis points. Interest on the Notes will reset monthly on the 1st day of each month, commencing October 1, 1998 (each an "Interest Reset Date"). The interest rate applicable to the first Accrual Period (from and including August 14, 1998 to but excluding February 13,
1999) commencing on the Original Issue Date shall be determined two Business Days prior the Original Issue date set forth above. See "Additional Terms--Interest" herein.

Repayment, Redemption and Acceleration

  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 13, 2028 (the "Initial Redemption Date") through August 12, 2033 at 105% of the principal amount thereof and thereafter at the decreasing prices as set forth herein, together in each case with interest to the date of redemption. See "Additional Terms--Redemption of the Notes."


CAPITALIZED  TERMS  USED  IN THIS PRICING  SUPPLEMENT  WHICH  ARE
DEFINED  IN  THE  PROSPECTUS SUPPLEMENT SHALL HAVE  THE  MEANINGS
ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.
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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No. 333-07469

   The Notes will be repayable at the option of the holder, on August 13, 2008 at 99.39% of their principal amount, on August 13, 2011 at 99.60% of their principal amount, on August 13, 2014 at 99.87% of their principal amount and on August 13, 2017 at 100% of their principal amount and on each third anniversary thereafter at 100% of their principal amount together in each case with interest to the date of repayment. See "Additional Terms--Repayment at Option of Holder.

Form of Notes:

  X  DTC registered        __ non-DTC registered

Additional Terms:

  General.

   The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus dated January 10, 1995 and Prospectus Supplement, dated January 25, 1995.

  Interest.

   The Notes will bear interest from August 14, 1998 (the "Original Issue Date") and will be payable semi-annually on February 13 and August 13 of each year, commencing February 13, 1999 (with respect to the period from and including August 14, 1998 to but excluding February 13, 1999) and on the Maturity Date (with respect to the period from and including February 13, 2038 to but excluding August 13, 2038). In the event that any
Interest  Payment  Date is not a Business  Day  (other  than  the
Maturity Date), such Interest Payment Date will be the next succeeding Business Day, if the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day and no interest shall accrue for the period from and after such Maturity Date. "Interest Period" shall mean each period beginning on the Original Issue Date or an Interest Payment Date up to but excluding the next succeeding Interest Payment Date.

   The Notes will bear interest for each Interest Period at a variable rate per annum based on the Commercial Paper Rate (as defined below) for each Accrual Period (as defined below) within such Interest Period, minus the Spread of 30 basis points. The "Accrual Period" shall be the period beginning on and including the Original Issue Date and ending on and excluding October 1, 1998, and thereafter each successive one-month period beginning on and including the first day of each month and ending on and including the day preceding the next Accrual Period, whether or not such day is a Business Day. Interest during each Accrual Period will accrue at the Commercial Paper Rate, minus the Spread, if for such Accrual Period on the outstanding principal amount of the Notes and on the sum of the amounts of interest for each of the previous Accrual Periods within an Interest Period.
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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No. 333-07469

   The  Commercial Paper Rate for each Accrual Period within each
Interest Period will be determined by the Calculation Agent by the Calculation Date (as defined below) in accordance with the following provisions.

       The "Commercial Paper Rate" for each Accrual Period within each Interest Period shall be the Bond Equivalent Yield of the rate set forth in "Statistical Release H.15(519), Selected Interest Rates" published by the Board of Governors of the
  Federal Reserve System, or any successor publication of the Board of Governors of the Federal Reserve System
  ("H.15(519)"), under the caption "Commercial Paper-Nonfinancial" for the 1-month maturity. If on the Calculation Date with respect to such Interest Determination Date, the appropriate rate for an Interest Determination Date is not yet published in H.15(519), then the Commercial Paper Rate for such Accrual Period shall be determined as if the parties specified USD-CP-Reference Dealers. "USD-CP-Reference Dealers" means that the rate for an Interest Reset Date will be the Bond Equivalent Yield of the arithmetic mean of the offered rates of the Reference Dealers as of 11:00 a.m., New York City time, on that day for U.S. Dollar commercial paper of the 1-month maturity placed for industrial issuers whose bond rating is "Aa" or the equivalent from a nationally recognized rating agency. "Reference Dealers" means three leading dealers of U.S. dollar commercial paper in New York City selected by the Calculation Agent. If fewer than three such offered rates are available on such Calculation Date, the Commercial Paper Rate for such Accrual Period will be equal to the offered rate for U.S. dollar deposits having a maturity of one month that appears on the Reuters Screen ISDA Page as of 11:00 A.M., London time, on such Interest Determination Date, less 0.25%. If such offered rate does not appear on such Calculation Date, the Commercial Paper Rate for such Accrual Period will be equal to the arithmetic mean, as calculated by the Calculation Agent, of the offered rates for U.S. dollar deposits having a maturity of one month that appear on the Reuters Screen LIBO Page as of 11:00 A.M., London time, on such Interest Determination Date, less 0.25%. If fewer than two such offered rates appear on such Calculation Date, the Commercial Paper Rate for such Accrual Period will be determined on the basis of the rates at which deposits in U.S. dollars having a maturity of one month and in a principal amount equal to an amount of not less than U.S.$1,000,000 that is representative for a single transaction in such market at such time are offered at approximately 11:00 A.M., London time, on that Interest Determination Date by four major banks in the London interbank market selected by the Calculation Agent (the "Reference Banks") to prime banks in the London interbank market. The Calculation Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rates. If at least two such quotations are provided on such Calculation Date, the Commercial Paper Rate for such Accrual Period shall be the arithmetic mean of such quotations, less 0.25%. If fewer than two quotations are provided on such Calculation Date, the Commercial Paper Rate for such Accrual Period shall be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York City time, on that Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent for such Accrual Period for loans in U.S. dollars to leading European banks having a maturity of one month and in a principal amount equal to an amount of not less than U.S.$1,000,000 that is representative for a single transaction in such market at such time less 0.25%; provided, however, that  if  the  banks  in  The City  of  New  York  selected  as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence on such Calculation Date, the Commercial Paper Rate for such Accrual Period shall, subject to the next succeeding paragraph, be the Commercial Paper Rate in effect for the immediately preceding Accrual Period.
                         (Floating Rate Notes)
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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No. 333-07469

       In the event that none of the foregoing sources of rates are available for a period of six consecutive Accrual Periods, the Calculation Agent shall select (i) an index for interest rates and alternatives for such index that are comparable to indices for commercial paper having a 30-day maturity placed for issuers the bond rating of which is "AA" or indices for U.S. dollar deposits having a maturity of one month and (ii) an appropriate source or sources for such index and alternative indices. Upon notice of such selection given by the Company or, at the Company's request, the Trustee, to the holders of the Notes, such index, alternative indices and the sources therefor shall be used for determining the Commercial Paper Rate for each succeeding Accrual Period until such indices or sources therefor are no long available, in which case the procedures set forth in the immediately preceding paragraph shall again be followed.

    The "Interest Determination Date" for each Accrual Period within each Interest Period shall be the second Business Day next preceding such Accrual Period. The "Calculation Date" with respect to an Interest Determination Date shall be the tenth Business Day after such Interest Determination Date.

   The "Bond Equivalent Yield" shall be a yield (expressed as a percentage) calculated in accordance with the following formula:

            Bond Equivalent Yield =     D  X   N       X   100
                                     _____________
                                     360 - (D X M)

where "D" refers to the per annum Commercial Paper Rate, quoted on a bank discount basis and expressed as a decimal; "N" refers to 365 (or 366 in the case of any Accrual Period commencing during a leap year); and "M" refers to the actual number of days in the Accrual Period for which interest is being calculated.

  "Reuters Screen ISDA Page" shall mean the display designated as page "ISDA" on the Reuters Monitor Money Rates Service ("Reuters") (or such other page as may replace the ISDA page on that service for the purpose of displaying London interbank offered rates of major banks).

  "Reuters Screen LIBO Page" shall mean the display designated as page "LIBO" on Reuters (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks).

  Interest on the Notes will be computed and paid on the basis of a 360-day year and the actual number of days in the Accrual
Period. Interest on the Notes will be equal to the sum of interest amounts for each Accrual Period within that Interest
Period. Interest for an Accrual Period will be calculated in accordance with the following formula:

Interest for Accrual Period = APA  X  (CPR  +  Spread)  X  T/360

where, "APA" refers to adjusted principal amount and means (i) in respect of the first Accrual Period in an Interest Period, the principal amount of a Note and (ii) in respect of each succeeding Accrual Period in the Interest Period, an amount equal to the sum of (x) the outstanding principal amount of
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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No. 333-07469

such Note and (y) the sum of the amounts of interest for each of the previous Accrual Periods in such Interest Period; "CPR" refers to the applicable Commercial Paper Rate for such Accrual Period; "Spread" refers to the applicable Spread for such Accrual Period expressed as a negative or positive percentage, as the case may be, and "T" refers to the actual number of days in each Accrual Period.

   The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

   The Calculation Agent will, upon the request of the holder of any Note, provide the interest rate then in effect. The Calculation Agent is General Electric Capital Corporation until such time as the Company appoints a successor Calculation Agent. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Company and the holders of the Notes. The Company may appoint a successor Calculation Agent with the written consent of the Trustee, which consent shall not be unreasonably withheld.

  Redemption of the Notes.

  The Notes may not be redeemed prior to August 13, 2028. On that date and thereafter the Notes may be redeemed, at the option of the Company, in whole or in part, at the redemption prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date fixed for redemption (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date fixed for redemption to receive such interest):

     If Redeeming During
          The Period                      Redemption
       Set Forth Below                       Price
August 13, 2028 through August 12, 2033      105%
August 13, 2033 through August 12, 2034      104%
August 13, 2034 through August 12, 2035      103%
August 13, 2035 through August 12, 2036      102%
August 13, 2036 through August 12, 2037      101%
August 13, 2037 through maturity             100%

    In the event of any redemption of less than all the outstanding Notes, the particular Notes (or portions thereof in integral multiples of $1,000) to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

    Notice of redemption shall be provided at least 30 and not more than 60 calendar days prior to the date fixed for redemption as described under "DESCRIPTION OF NOTES--Optional Redemption" in the accompanying Prospectus Supplement.

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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No. 333-07469

   Repayment at Option of Holder.

    Any Note will be repayable at the option of the holder thereof, upon written notice as provided in the Note, on the Interest Payment Dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date of repayment (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date of repayment to receive such interest):

          Repayment                          Repayment
             Date                              Price
       August 13, 2008                       99.39%
       August 13, 2011                       99.60%
       August 13, 2014                       99.87%
       August 13, 2017
        and on each third anniversary
        thereafter until maturity             100%

    In order for a Note to be repaid, the Paying Agent must receive Notice at least 30 but not more than 60 calendar days prior to the optional repayment date as described under "DESCRIPTION OF NOTES--Repayment at the Noteholders' Option; Repurchase" in the accompanying Prospectus Supplement.

   Certain Covenants of the Company.

    As of August 1, 1996, the Company entered into a supplemental indenture with The Chase Manhattan Bank, as trustee, eliminating the covenants of the Company described in the Prospectus under the caption "Certain Covenants of the Company". Consequently, the information under such caption is not applicable to the Notes.

Certain United States Tax Considerations.

   The following discussion supplements the discussion contained in the Prospectus Supplement dated January 25, 1995 under the heading "United States Tax Considerations." Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

   Notes Used as Qualified Replacement Property.

   Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "Passive Income Test"). For purposes of the Passive Income Test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the "Affiliated Group") for the purposes of computing the amount of passive investment income for purposes of section 1042. The Company believes that less than 25 percent of its Affiliated

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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No. 333-07469

Group's gross receipts (which includes the General Electric Company and its controlled subsidiaries) is passive investment income for the taxable year ending December 31, 1997. In making this determination, the Company has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group's finance and insurance companies (the "Finance Companies") is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the "IRS") that explain the calculation and characterization of such income in circumstances similar to those of the Company's Affiliated Group. Even if such categories of income were treated as passive investment income, the Company believes that the Affiliated Group's passive investment income did not exceed more than 25 percent of the Affiliated Group's gross receipts for the taxable year ending December 31, 1997. No assurance can be given as to whether the Company will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which the Company has calculated the Affiliated Group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Additional Information:

  General.

  At June 27, 1998, the Company had outstanding indebtedness totaling $144.969 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 27, 1998 excluding subordinated notes payable after one year was equal to $144.272 billion.

   Consolidated Ratio of Earning to Fixed Charges.

   The  information contained in the Prospectus under the caption
   "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

             Year Ended December 31,
                                           Six Months Ended
           1993   1994  1995  1996  1997     June 27, 1998
           1.62   1.63  1.51  1.53  1.48        1.50

   For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

   Documents Incorporated by Reference.

   The information contained in the Prospectus in the first paragraph of text under the caption "Documents Incorporated by Reference" is hereby amended in its entirety, as follows:
   There are hereby incorporated in the Prospectus by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 28, 1998 and June 27, 1998, heretofore filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, to which reference is hereby made.


                         (Floating Rate Notes)
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                         Pricing Supplement No. 3180
                         Dated August 11, 1998
                         Rule  424(b)(3)-Registration  Statement
                         No.333-07469

Plan of Distribution.

    The Notes are being purchased by Goldman Sachs & Co. (hereinafter referred to as the "Underwriter"), as principal, at the public offering price of 100% less an underwriting discount equal to 1% of the aggregate principal amount of the Notes.

  The Company has agreed to indemnify the Underwriter against and contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.